SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010
________________

SILICOM  LTD.

 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  June 16th, 2010

FOR IMMEDIATE RELEASE

LEADING EUROPEAN SECURITY SOLUTION
MANUFACTURER CHOOSES SILICOM’S SETAC
IN HEAD-TO-HEAD COMPETITION OVER
HARDWARE APPLIANCES

 - Strategic Win Confirms SETAC Concept and Business Model -

KFAR SAVA, Israel— June 16, 2010--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that a leading European security solution company has selected Silicom’s SETAC SErver To Appliance Converter concept as the basis for its latest security appliance. Its choice was made after evaluating the SETAC approach in contrast to “standard” designs based on the use of hardware appliances. To date, the customer has placed orders for initial quantities, and expects to ramp up a flow of orders over time.

The customer is a network security vendor with a distribution channel of hundreds of partners in countries throughout the world. Among its products are innovative appliances used to protect users’ networks from all types of security threats. Through the use of the SETAC, the customer will be giving its new security appliance field re-configurability, flexibility and other desirable functions without sacrificing the use of a branded, highly-reliable and supportable basic platform.

To create a comprehensive appliance that meets the customer’s specification, Silicom will work with a system integrator, who will integrate Silicom’s SETAC units with a “server grade” motherboard and other system component. The model of working together with an integrator is in line with the strategy that Silicom originally envisioned for marketing and implementing the SETAC, confirming both the approach and the security industry’s need for the SETAC solution.

“We are very pleased to announce this important win and its positive implications for our competitive positioning,” commented Shaike Orbach, Silicom’s President and CEO. “This is actually the best-case scenario that we envisioned when we first launched the SETAC: a growing preference for our SETAC in head-to-head competitions with the competitions’ hardware appliances.

“This confirms the superiority of our SETAC concept as well as the growing SETAC awareness that is building in the marketplace. We feel that the SETAC momentum is beginning to build and are optimistic regarding its ability to make a significant contribution to our future growth.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company's flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com